UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced that it has received U.S. Food and Drug Administration (FDA) approval for its Liberté™ bare-metal coronary stent system which will serve as the platform for BSC’s next-generation U.S. paclitaxel-eluting stent system, TAXUS® Liberté™.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 14, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, April 14, 2005

ANGIOTECH PARTNER ANNOUNCES FDA APPROVAL AND LAUNCH OF

LIBERTÉ™ CORONARY STENT SYSTEM

VANCOUVER, BC, April 14, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced that it has received U.S. Food and Drug Administration (FDA) approval for its Liberté™ bare-metal coronary stent system which will serve as the platform for BSC’s next-generation U.S. paclitaxel-eluting stent system, TAXUS® Liberté™.    BSC plans to launch the product immediately in the United States.

BSC received the CE Mark for the bare-metal Liberté stent system in December 2003 and plans to launch the TAXUS Liberté system in Europe later this year.  The TAXUS Liberté system was launched in 18 other international markets in January, where it has experienced strong reception and has been praised by clinicians for its deliverability and ease of use.  In the U.S., BSC has completed enrollment in its ATLAS clinical trial, a pivotal study designed to support FDA approval of the TAXUS Liberté stent system, and anticipates FDA approval in mid-2006.

BSC’s first paclitaxel-eluting coronary stent system, TAXUS® Express2™, is the worldwide leader in the coronary stent market today.

“Approval of the Liberté coronary stent system is a significant development in the evolution of our coronary stent program,” said Paul LaViolette, BSC Chief Operating Officer.  “This new state-of-the-art technology, featuring enhanced conformability and deliverability, is another step forward in helping clinicians treat coronary artery disease.  As the future platform for our TAXUS stent system, the Liberté stent demonstrates BSC’s commitment to providing new and innovative treatment options.”

“We are very excited about the FDA’s approval for bare-metal Liberté stent system that should ultimately serve as Boston Scientific’s third-generation paclitaxel-eluting platform,” said Dr. William Hunter, President and CEO of Angiotech.  “Our partner, Boston Scientific, is trailblazing the cardiology space by providing cardiologists increasingly more sophisticated platforms for drug-elution while most companies are still working on their first.”

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12